                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (Fee Required)

For the fiscal year ended December 31, 1996

                                       OR

(  )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from _____________________ to ___________________


Commission file number 1-10011


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                 HMT, INC. 401(k) PROFIT SHARING PLAN AND TRUST


      B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                      ASTROTECH INTERNATIONAL CORPORATION
                           960 Penn Avenue, Suite 800
                        Pittsburgh, Pennsylvania  15222

                              REQUIRED INFORMATION



         The financial statements and related report listed below, prepared in accordance with the financial reporting requirements of Employee Retirement Income Security Act, are furnished for the HMT, Inc. 401(k) Profit Sharing Plan and Trust. These pages referred to are the numbered pages in Coopers & Lybrand L.L.P.'s Report on Audits of Financial Statements and Supplemental Schedules as of December 31, 1996 and 1995 and for the year ended December 31, 1996.


                                                                                           Pages
                                                                                           -----
Report of Independent Accountants                                                           F-2

Financial Statements:

   Statements of Net Assets Available for Benefits
         as of December 31, 1996 and 1995                                                   F-3

   Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1996                                      F-4

   Notes to Financial Statements                                                            F-5 - F-7

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1996                                        F-8

   Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1996                                               F-9

Exhibits:

   Consent of Independent Accountants                                                       15

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of HMT, Inc. has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                              HMT, INC. 401(k) PROFIT SHARING PLAN AND TRUST


                              By: /s/ Raymond T. Royko
                                 -----------------------------
                              Raymond T. Royko
                              Vice President and Secretary

Dated:  June 27, 1997

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        as of December 31, 1996 and 1995
                                      and
                      for the year ended December 31, 1996


                           AND SUPPLEMENTAL SCHEDULES

                 as of and for the year ended December 31, 1996

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                         INDEX TO FINANCIAL STATEMENTS
                                  _________

                                                                                           Pages
                                                                                           -----
Report of Independent Accountants                                                          F-2

Financial Statements:

   Statements of Net Assets Available for Benefits
         as of December 31, 1996 and 1995                                                  F-3

   Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1996                                     F-4

   Notes to Financial Statements                                                           F-5 - F-7

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1996                                       F-8

   Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1996                                               F-9

                                   HMT, INC.
                      401(k) Profit Sharing Plan and Trust
                Statements of Net Assets Available for Benefits
                        as of December 31, 1996 and 1995

                                                              1996
                             ---------------------------------------------------------------------------------
                             Mainstay    Mainstay     Mainstay      Mainstay
                              Money      Govern-       Total        Capital       Common
                              Market       ment        Return     Appreciation     Stock  Participant
                              Fund         Fund        Fund           Fund         Fund       Loans      Total
                              ------     -------      --------    ------------    -----   -----------    -----
Interest bearing deposits          $0           $0           $0         $0        $6,861        $0       $6,861

Investments, at fair value
   (Note D)                   498,398    1,423,470    1,427,098    262,027       524,182         0    4,135,175

Contributions receivable:
    Participant                 5,430        3,788       18,259      7,633         6,635         0       41,745
    Employer                        0      304,384            0          0             0         0      304,384

Notes receivable                    0            0            0          0             0    89,280       89,280

NET ASSETS AVAILABLE         --------   ----------   ----------   --------      --------   -------   ----------
      FOR BENEFITS           $503,828   $1,731,642   $1,445,357   $269,660      $537,678   $89,280   $4,577,445
                             ========   ==========   ==========   ========      ========   =======   ==========


                                                              1995
                            ----------------------------------------------------------------------------------
                            Mainstay    Mainstay     Mainstay      Mainstay
                             Money      Govern-       Total        Capital       Common
                             Market       ment       Return      Appreciation     Stock  Participant
                             Fund         Fund        Fund           Fund         Fund       Loans      Total
                            -------     --------     -------     ------------    ------  -----------    -----
Interest bearing deposits          $0           $0           $0         $0        $6,895        $0       $6,895

Investments, at fair value
   (Note D)                   455,255    1,039,612    1,481,312          0       316,895         0    3,293,074

Contributions receivable:
    Participant                 6,325        5,314       18,167          0         7,025         0       36,831
    Employer                        0      276,097            0          0             0         0      276,097

Notes receivable                    0            0            0          0             0   104,259      104,259

NET ASSETS AVAILABLE         --------   ----------   ----------   --------      --------  --------   ----------
      FOR BENEFITS           $461,580   $1,321,023   $1,499,479   $      0      $330,815  $104,259   $3,717,156
                             ========   ==========   ==========   ========      ========  ========   ==========


                       See Notes to Financial Statements.

                                   HMT, INC.
                      401(k) Profit Sharing Plan and Trust
           Statement of Changes in Net Assets Available for Benefits
                      for the year ended December 31, 1996

                                  ------------------------------------------------------------------------------------------------
                                   Mainstay       Mainstay       Mainstay      Mainstay
                                     Money        Govern-         Total        Capital        Common
                                    Market         ment           Return     Appreciation      Stock     Participant
                                    Fund          Fund            Fund         Fund            Fund        Loans           Total
                                   --------      ---------       --------    ------------   --------     -----------    ----------
Additions:
  Contributions:
       Employer                           $0       $304,384             $0          $0             $0             $0      $304,384
       Participant                    80,068         62,247        241,602      42,302         96,832              0       523,051


  Interest and dividend income        22,858         67,858         56,675       2,622            501              0       150,514
  Interest on participant loans            0              0              0           0              0          7,957         7,957

Net appreciation (depreciation)
  of investments                           0        (46,639)       139,576      20,808        180,133              0       293,878
                                   ---------      ---------      ---------    --------      ---------    -----------    ----------
                                     102,926        387,850        437,853      65,732        277,466          7,957     1,279,784

Less:
  Administrative expenses              1,592          3,834          5,403         225          1,556              0        12,610
  Distributions paid to
     withdrawing participants         38,457        158,083        131,683           0         64,889         13,773       406,885

Net transfers among funds            (20,629)       184,686       (354,889)    204,153         (4,158)       (9,163)             0
                                   ---------      ---------      ---------    --------      ---------    -----------    ----------
Net increase                          42,248        410,619        (54,122)    269,660        206,863        (14,979)      860,289

Net assets available for benefits
  at beginning of year               461,580      1,321,023      1,499,479           0        330,815        104,259     3,717,156
                                   ---------      ---------      ---------    --------      ---------    -----------    ----------
Net assets available for benefits
  at end of year                   $ 503,828    $ 1,731,642    $ 1,445,357    $269,660      $ 537,678    $    89,280    $4,577,445
                                   =========    ===========    ===========    ========      =========    ===========    ==========


                       See Notes to Financial Statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS


HMT, Inc.
401(k) Profit Sharing Plan and Trust Administrative Committee:


      We have audited the statements of net assets available for benefits of the HMT, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HMT, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page F - 1 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
-----------------------------
Pittsburgh, Pennsylvania
June 24, 1997

                                   HMT, Inc.
                      401(k) Profit Sharing Plan and Trust
                         Notes to Financial Statements
                                  _________

NOTE A - DESCRIPTION OF THE PLAN AND BENEFITS

      HMT, Inc. is a wholly-owned subsidiary of Astrotech International Corporation ("Astrotech"). The purpose of the HMT, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is to provide the United States employees of HMT, Inc. and subsidiaries, Astrotech and Texoma Tank Company, Inc., a subsidiary of Astrotech, (collectively referred to as the "Company"), an opportunity to save and invest, on a before-tax basis, a portion of their salary through monthly payroll deductions. Participants may contribute to the Plan each year through monthly payroll deductions, on a before tax basis, an amount of $9,500 (for
1996), the maximum allowable by law. The $9,500 limit may be adjusted by the Internal Revenue Service in future years. Subject to limitations, the Company contributes to the Plan annually an amount equal to 75% of the amount contributed by each participant, up to a maximum participant contribution of 6% of annual compensation. Participant contributions above 6% of annual compensation are not matched by employer contributions. Separate accounts are maintained by the Company for each participant to which these contributions are credited.

      The Plan is also intended to provide employees of the Company an opportunity to share in the consolidated profits of the Company. The Company, at its discretion, may authorize a profit sharing contribution to the Plan out of profits for any fiscal year in addition to the Company's matching contributions. The amount of a profit sharing contribution will be determined by the Board of Directors of Astrotech at its discretion and will be credited to the account of each participant in the Plan on the basis of each participant's relative annual compensation.

      Participants can direct their contributions to be invested in one or more of the investment funds available under the Plan. Company matching contributions and profit sharing contributions are invested at the discretion of the Plan's trustees. During fiscal 1996, all Company matching contributions were invested in the Mainstay Government Fund as defined below.

      Five investment funds are available under the Plan: i) the Mainstay Money Market Fund invests primarily in short-term obligations of the United States government, banks and corporations; ii) the Mainstay Government Fund invests primarily in medium and long-term obligations of the United States government or its agencies or instrumentalities; iii) the Mainstay Total Return Fund invests primarily in common stocks and fixed income securities, such as bonds, preferred stocks and debt obligations; iv) the Mainstay Capital Appreciation Fund invests primarily in common and preferred stocks, warrants, and other equity securities; and (v) the Common Stock Fund invests in the common stock of Astrotech ("Common Stock").

      All expenses incurred by the Plan's trustees in connection with the purchase and sale of securities are charged against the accounts of the participants and included in the valuation of the participant's equity. Fees charged by Mainstay for the management of the Mainstay Money Market Fund, the Mainstay Government Fund, the Mainstay Total Return Fund and the Mainstay Capital Appreciation Fund are charged against the net assets invested in these funds. All other expenses of administering the Plan are payable out of the trust fund unless paid by the Company. Until paid, such expenses shall constitute a liability of the Plan. Participants are always 100% vested in their own contributions, rollovers and earnings thereon. Company contributions and earnings thereon are subject to forfeiture upon participants' termination of employment. Forfeitures reduce the amount of the employer match. The amount of contributions subject to forfeiture is reduced in increments of 20% each year during the participant's first five calendar years of service with the Company. Forfeitures under the Plan during fiscal 1996 approximated $11,000.

      The Plan provides for a loan feature subject to specified limitations as defined in the plan document. These loans are collateralized by the vested portion of the participant's account, and repayments are made by standard payroll deductions. All loans bear interest at prevailing market rates in existence at the date of loan origination.

      The Company has the right to terminate the Plan at any time. In the event of such termination, all amounts credited to participants' accounts will become 100% vested. A complete discontinuance of contributions shall constitute a termination.

      Additional information about the Plan is contained in the Summary Plan Description filed as Exhibit 28.1 to Astrotech International Corporation's Registration Statement on Form S-8 (registration No. 33-92406) which became effective on May 17, 1995. Copies of the Summary Plan Description are available from the Board of Directors of HMT, Inc., who are the administrators of the Plan.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

      The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties:

      The Plan provides for various investment options in any combination of stocks, mutual funds and other various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation:

      Investments are carried at market value in the accompanying financial statements. Investments are valued by reference to published market quotations. Interest bearing deposits are readily convertible into cash and are stated at cost, which approximates market.

Notes Receivable:

      Notes receivable are recorded at cost and represent loans to participants as allowable under provisions of the Plan. The notes outstanding at December 31, 1996 bear interest at fixed rates from 8.0% to 9.5% and are repayable over a five-year period.

Income Recognition:

      Purchases and sales of securities are reflected on a trade date basis. Gains or losses on sales of investments are based on average cost. Interest and dividend income is recorded as earned on the accrual basis.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Administrative Expenses:

      The Plan is responsible for payment of administrative expenses, including trustee, legal and audit fees not paid by the Company.

NOTE C - INCOME TAX STATUS

      The Company has adopted the Malcolm Thompson, Magaro and Associates, Regional Prototype Profit Sharing 401(k) Plan and Trust Agreement. The Internal Revenue Service by letter dated December 21, 1992, has made a favorable determination on the Plan under section 401(a) of the Internal Revenue Code (the "Code"). As a result of such favorable determination, the Plan is not subject to tax under section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualifications. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


NOTE D - INVESTMENTS

Investments at December 31, 1996 and 1995 were as follows:

                                                    1996                                       1995
                      -------------------------------------------------     --------------------------------------
                                   Number                                     Number
                                     of            Fair                         of            Fair
        Fund         Issuer        Shares          Value        Cost          Shares         Value         Cost
 -----------------------------------------------------------------------------------------------------------------
Money Market
  Fund              Mainstay         498,398    $  498,398  $   498,398        455,255    $  455,255     $ 455,255

Government
  Fund              Mainstay         177,048     1,423,470    1,466,711        123,616     1,039,612     1,043,541

Total Return
 Fund               Mainstay          71,000     1,427,098    1,140,995         79,941     1,481,312     1,226,754

Capital Appreciation
 Fund              Mainstay            8,662       262,027      241,561              0             0             0


Common Stock       Astrotech
 Fund             International
                   Corporation        91,162       524,182      368,738         85,926       316,895       338,996
                                               -----------  -----------                  -----------    ----------


      Total                                     $4,135,175   $3,716,403                   $3,293,074    $3,064,546
                                                ==========   ==========                   ==========    ==========


NOTE E - FORM 5500 DIFFERENCES

    The Plan includes distributions payable to withdrawn participants in net assets available for benefits in accordance with the AICPA Audit and Accounting Guide for Employee Benefit Plans. Distributions payable to participants were $6,050 and $971 at December 31, 1996 and 1995, respectively. This methodology differs from that required under the Employee Retirement Income Security Act of 1974. Therefore, for the Form 5500, the Plan includes such distributions as a liability of the Plan.

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 1996

                                                              Number
                                                                of            Fair
      Fund                        Description                 Shares         Value            Cost
---------------------     ------------------------------- -------------  -------------   ---------------
Money Market              Mainstay
  Fund                      Money Market Fund                498,398       $  498,398     $  498,398

Government                Mainstay
  Fund                      Government Fund                  177,048        1,423,470      1,466,711

Total Return              Mainstay
  Fund                      Total Return Fund                 71,000        1,427,098      1,140,995

Capital Appreciation      Mainstay
  Fund                      Capital Appreciation Fund          8,662          262,027        241,561

Common Stock              Astrotech International
  Fund                      Corporation common
                            stock, par value $.01             91,162          524,182        368,738
                                                                          -----------    -----------

TOTAL INVESTMENTS HELD                                                     $4,135,175     $3,716,403

Notes Receivable      Participant Loans (8.0%-9.5%)           --           $   89,280     $   89,280
                                                                          -----------     ----------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                  $4,224,455     $3,805,683
                                                                           ==========     ==========

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1996


                                                                                                  Current
                                                                                               Aggregate Value
                                                                                                of Asset on
                                                                         Aggregate              Transaction
Identity of Party     Description of Asset                             Purchase Price              Date
-----------------     --------------------                             --------------       ------------------
Mainstay              Government Fund Shares                            $679,546 (a)              $679,546

Mainstay              Total Return Fund Shares                          $326,468 (b)              $326,468

Mainstay              Capital Appreciation Fund Shares                  $247,364 (c)              $247,364


                                                              Aggregate
Identity of Party     Description of Asset                   Sales Price            Cost         Gain/(Loss)
-----------------     --------------------                  ------------          --------       -----------
Mainstay              Total Return Fund Shares              $520,257 (d)          $412,226       $108,031

Mainstay              Government Fund Shares                $249,050 (e)          $256,376       $ (7,326)

Mainstay              Capital Appreciation Fund Shares      $  6,147 (f)          $  5,804       $    343


(a) Represents a series of 36 purchases, 1 of which individually exceeded 5% of plan value at the beginning of the year.

(b) Represents a series of 23 purchases, none of which individually exceeded 5% of plan value at the beginning of the year.

(c) Represents a series of 12 purchases, none of which individually exceeded 5% of plan value at the beginning of the year.

(d) Represents a series of 16 sales, 1 of which individually exceeded 5% of plan value at the beginning of the year.

(e) Represents a series of 19 sales, none of which individually exceeded 5% of plan value at the beginning of the year.

(f) Represents a series of 2 sales, none of which individually exceeded 5% of plan value at the beginning of the year.

                                   HMT, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                              ___________________

                           Annual Report on Form 11-K
                  For the Fiscal Year Ended December 31, 1996


                                 EXHIBIT INDEX

Exhibit No.                     Description of Exhibit                                   Page No.
-----------                   -----------------------------------                        --------
   23                         Consent of Coopers & Lybrand L.L.P. filed
                                herewith.                                                     15